HUHTAMAKI

TAKING PACKAGING FURTHER

03037243

Securities and Exchange Commission
450 Fifth Street, N.W., Stop 1-4

Washington, D.C. 20549
USA

July 25, 2003

Re: Huhtamäki Oyj, File No. 82.2925

Dear Sirs,

We enclose on behalf of Huhtamäki Oyj, a Finnish company the following information pursuant the exemption from the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder:

Stock Exhange Release:

Europe improves, North Americal recovery delayed

Yours sincerely,

Annemari Päiviö
Marketing Assistant

dlw 11/10

Interim Report January 1 - September 30, 2003
(All figures reported according to IFRS)

HUHTAMAKI
TAKING PACKAGING FURTHER

EUROPE IMPROVES, NORTH AMERICAN RECOVERY DELAYED
Huhtamaki, the consumer packaging specialist, saw a further pickup in sales volumes in the third quarter of 2003. Sales volumes were up by 4%. Currency translations, however, depressed the sales figure by 4% and price/mix/other factors by a further 3%. The reported net sales amounted to EUR 530 million, 3% below prior. At EUR 34 million (-36%), the operating profit before amortization was to a great extent affected by North America, where margins suffered from low sales volumes and unfavorable product mix. By contrast, Europe saw further improvement from the second quarter. Also the operating cash flow was strong (EUR 59 million in the quarter vs. EUR 49 million prior year). A series of actions is in implementation in order to improve the cost base.

Key figures

EUR million	Q3 2003	Change y-o-y, %	Q1-Q3 2003	Change y-o-y, %
Net sales	530	-3	1,604	-6
EBITA	34	-36	114	-34
EBITA margin %	6.4	-	7.1	-
Profit before taxes	13	-55	52	-49
Net income	9	-55	36	-52
EPS*, EUR	0.20	-36	0.68	-35
ROE*, %	-	-	11.7	-
ROI*, %	-	-	9.2	-

* Before amortization of goodwill and other intangible assets

Regional sales and volume development

	Q3 2003	Sales change*, %	Volume change %	Q1-Q3 2003	Sales change*, %	Volume change %
Europe	300	+1	+5	915	+2	+5
Americas	148	+1	+2	454	+/-0	+1
A-O-A	82	+3	+6	236	+3	+5
Total	530	+1	+4	1,604	+1	+4

* Sales change reported at constant exchange rates (comparable sales)

Sales*

- European comparable sales were up by 3%, excluding the effect of lower waste paper trading. Consumer Goods had a strong quarter, with Flexibles, Films and Ice Cream reporting good growth.
- In the Americas, sales volumes increased by 2% in the third quarter, reversing the negative trend during the past 18 months. Price/mix reduced the comparable sales figure by 1%. Food Service reported good growth, while Consumer Goods declined due to lower off-take in Ice Cream.
- Asia, Oceania and Africa reported a 3% comparable sales growth, mainly attributable to Asia.

* Comments based on constant exchange rates

Profitability

- Earnings before interest, tax and amortization (EBITA) amounted to EUR 34 million in the third quarter compared to EUR 53 million in 2002 (-36%). The nine-month EBITA was 114 million compared to 171 million in 2002 (-34%). The EBITA margin was 6.4% of net sales in the third quarter compared to 9.6% in 2002. The nine-month EBITA margin was 7.1% compared to 10.0% in the corresponding period in 2002.
- Third quarter margins were mainly impacted by Americas where the EBITA margin declined to 2.4% (8.2%). Asia, Oceania and Africa reported an EBITA margin of 4.9% in the quarter compared to 9.6% prior year. In Europe, margins improved.

Outlook

The overall volume growth momentum is expected to continue. In terms of profitability, the fourth quarter will be broadly similar to the third quarter, impacted by restructuring related non-recurring costs. Several actions have been taken to adjust the cost base and to restore profitability, but the main effects will be visible in early 2004.

Espoo, Finland, October 22, 2003
Huhtamaki Oyj
Board of Directors

Financial Review

In **Europe** the reported net sales declined by 1% to EUR 300 million in the third quarter. The nine-month net sales were flat at EUR 915 million. Third quarter sales volumes grew by a good 5%, but currency translations (–2%) and lower waste paper trading volumes (-2%) depressed the reported number.

Within the Consumer Goods business segment, Flexibles and Films grew strongly. Also Ice Cream packaging was in strong demand after a sluggish second quarter. In Food Service, Catering increased somewhat, while Quick Service Restaurants and Retail declined slightly.

The new facility in Siemianowice, Poland was inaugurated on September 29. This facility replaces Huhtamaki's original Siemianowice plant, which was badly damaged by fire in late 2000.

The region's operating profit before amortization (EBITA) amounted to EUR 23 million in the third quarter (-2%) and EUR 71 million (-12%) in January-September. The EBITA margin was flat at 7.8% in the quarter. The figures include approximately EUR 3 million of restructuring related non-recurring costs. The EBITA margin excluding one-off costs was 8.6%. RONA was 9.5%.

In the **Americas** net sales declined 10% to EUR 148 million in the third quarter. The nine-month net sales were EUR 454 million (-18%). Sales volumes grew by 2%, but currency translations depressed the reported figure by -11% and price/mix changes by another –1%. Sales volumes have gradually started to improve in the second half, but with longer lead times than estimated. Food Service reported good growth, especially in Retail but also sales to Quick Service Restaurants improved. Consumer Goods declined, mainly due to lower off-take in Ice Cream.

The region's EBITA amounted to EUR 4 million (-74%) in the third quarter and EUR 19 million (-64%) in January-September. The EBITA margin was only 2.4% in the third quarter (8.2%), hurt by higher manufacturing costs, start-up costs with new products and an unfavourable price/mix development. The nine-month margin was 4.1% (9.4%). Several actions have been taken to improve the cost base, including the elimination of approximately 200 positions, as described in the "Efficiency Improvements" section below. RONA was 4.7%.

Asia, Oceania and Africa reported a third quarter net sales of EUR 82 million, 3% above prior. Sales volumes grew by a healthy 6% and currency translations added another 1%, while price/mix/other depressed the number by 4%. Asia was again the strongest performer in this region. Nine-month net sales were EUR 236 million (-2%).

The region's EBITA amounted to EUR 4 million (-47%) in the third quarter and EUR 15 million (-36%) in January-September. The EBITA margin was 4.9% in the quarter compared to 9.6% prior year. The main reason behind the margin deterioration has been a volume shift between technologies at the Australian rigid plastics plants, which initially resulted in higher manufacturing/conversion costs. The plants have initiated a series of actions to improve the cost base and the first results of these will be visible in the fourth quarter. RONA was 8.3%.

The Group EBITA from operations was EUR 31 million (-31%) in the third quarter and EUR 105 million (-33%) in January-September. Group income and unallocated expense showed a net income of EUR 3 million, resulting in a **total EBITA** of EUR 34 million (-36%). The nine-month EBITA was EUR 114 million (-34%). The corresponding figure after amortization (**EBIT**) amounted to EUR 24 million (-43%) in the third quarter and EUR 83 million (-40%) in January-September.

Net financial expenses were EUR 11 million in the third quarter compared to EUR 13 million a year ago. The nine-month figure was EUR 32 million, down from EUR 37 million in the same period in 2002. The **profit before taxes** in the third quarter amounted to EUR 13 million (-55%) and the corresponding nine-month profit to EUR 52 million (-49%).

Taxes declined by EUR 5 million to EUR 3 million and minority interest was flat at EUR 1 million, resulting in a **net income** of EUR 9 million (-55%). The nine-month net income was EUR 36 million (-52%).

The average number of shares declined from 101.2 million to 96.3 million, due to

share repurchases in 2002/ early 2003. **Earnings per share** was EUR 0.20 before amortization, compared to EUR 0.31 in 2002, and EUR 0.10 after amortization, compared to EUR 0.21 in 2002. The respective nine-month figures were EUR 0.68 before amortization (EUR 1.05 in 2002) and EUR 0.37 after amortization (EUR 0.73 in 2002).

On a rolling 12-month basis, return on investment (**ROI**) was 9.2%. Return on equity (**ROE**) was 11.7%. The figures are before amortizations.

Financial position

Cash ows from operating activities improved, being EUR 59 million in the third quarter compared to EUR 49 million a year ago. The comparable nine-month figures were EUR 115 million and EUR 122 million respectively.

Net debt was EUR 815 million, down by 42 million since the end of 2002. **Gearing** was 103% compared with 104% at year-end.

Capital expenditure for the third quarter amounted to EUR 27 million, bringing the nine-month total to EUR 68 million. Major projects underway are a new blown films and siliconizing plant in Malvern, U.S., the flexibles joint venture in Natal, Brazil, a capacity expansion for the flexibles plant in Ronsberg, Germany, a new flexibles plant in Ho Chi Minh City, Vietnam and a new molded fiber egg packaging factory in Moscow, Russia. The plants in Brazil and the U.S. are scheduled to commence production in the fourth quarter, 2003. The plants in Vietnam and Russia are expected to be ready in the second quarter, 2004. The full-year estimate for capital expenditure is approximately EUR 120 million.

Share Developments

Share prices *

January 2	EUR 9.69
March 7	EUR 8.00 low
September 8	EUR 9.84 high
September 30	EUR 9.00

* closing prices

The Huhtamaki share started the quarter at the EUR 8.70 level and climbed thereafter gradually upwards to break the 9.00 level in late August. Thereafter the share traded in the EUR 9.00 – EUR 9.50 range, except for a spike to a new yearly high of EUR 9.84 on September 8.

The average daily turnover of the share on the Helsinki Exchanges (HEX) was EUR 1.7 million in January-September. At the end of September, foreign ownership amounted to 26% of the outstanding shares.

The share buyback program, whereby the company repurchased 5,061,089 own shares or 5% of the shares issue, was completed by the end of February. These shares were repurchased at an average price of EUR 9.19 per share.

Huhtamaki's Executive Committee strengthened

Effective October 1 the Executive Committee has been strengthened and the individual responsibility areas have been revised between the members. Mr Hannu Kottonen (46) has been appointed to the Executive Committee as the Group's new Chief Financial Officer. Mr. Henk Koekoek, Executive Vice President Europe, has been appointed Vice Chairman of the Executive Committee and will be responsible for the European Flexibles, Films and Molded Fiber businesses. Mr.Timo Salonen, former Chief Financial Officer, has been appointed Executive Vice President in charge of the European Rigid Plastic and Paper business.

Efficiency improvements

A series of actions has been taken with the objective to reduce manufacturing costs and improve productivity in several locations. Approximately 350 positions are eliminated, of which 200 in North America and 150 in Europe. The cost reductions will bring permanent annualized savings of approximately EUR 13 million (EUR 12 million in 2004). The related non-recurring cost affecting EBITA is approximately EUR 9 million. Approximately EUR 4 million has been expensed in the third quarter and another EUR 4 million will be expensed in the fourth quarter of 2003.

Personnel

Huhtamaki had 15,696 employees at the end of September, 577 less than a year earlier.

Income Statement

EUR million	Q1-Q3 2003	Q1-Q3 2002	Change %	2002	Q3 2003	Q3 2002	Change %
Net sales	1,604.3	1,712.4	-6.3	2,238.7	529.9	547.1	-3.1
EBITDA	191.2	254.0	-24.7	324.3	60.4	79.3	-23.8
Operating profit (EBITA)	113.5	171.4	-33.8	215.3	33.7	52.5	-35.8
% of net sales	7.1	10.0	-	9.6	6.4	9.6	-
EBIT	83.3	138.6	-39.9	172.6	23.6	41.6	-43.3
% of net sales	5.2	8.1	-	7.7	4.4	7.6	-
Net financial items	-31.6	-36.7	13.9	-48.8	-10.6	-12.5	15.2
Income of associated companies	0.7	0.8	-12.5	1.0	0.2	0.4	-50.0
Profit before taxes	52.4	102.7	-49.0	124.8	13.2	29.5	-55.3
Taxes	-15.0	-27.0	44.4	-34.0	-3.3	-8.2	59.8
Minority interest	-1.9	-2.3	17.4	-3.5	-0.8	-0.9	11.1
Net income	35.5	73.4	-51.6	87.3	9.1	20.4	-55.4
Earnings per share (EUR)	0.37	0.73	-49.3	0.86	0.10	0.21	-52.4
Earnings per share (EUR) - Diluted	0.37	0.72	-48.6	0.86	0.10	0.20	-50.0
Earnings per share before amortization (EUR)	0.68	1.05	-35.2	1.29	0.20	0.31	-35.5

Regions

Net Sales

EUR million	Q1-Q3 2003	Q1-Q3 2002	Change %	2002	Q3 2003	Q3 2002	Change %
Europe	914.5	918.0	-0.4	1,201.6	299.6	302.7	-1.0
Americas	453.8	553.3	-18.0	714.5	148.3	164.9	-10.1
Asia, Oceania, Africa	236.0	241.1	-2.1	322.6	82.0	79.4	3.3
Total	1,604.3	1,712.4	-6.3	2,238.7	529.9	547.0	-3.1

Intersegment sales is not significant.

EBITA EUR million	Q1-Q3 2003	Q1-Q3 2002	Change %	2002	Q3 2003	Q3 2002	Change %
Europe	71.0	81.0	-12.3	98.6	23.3	23.7	-1.7
% of net sales	7.8	8.8	-	8.2	7.8	7.8	-
Americas	18.7	52.0	-64.0	62.9	3.5	13.5	-74.1
% of net sales	4.1	9.4	-	8.8	2.4	8.2	-
Asia, Oceania, Africa	14.8	23.1	-35.9	31.6	4.0	7.6	-47.4
% of net sales	6.3	9.6	-	9.8	4.9	9.6	-
Total	104.5	156.1	-33.1	193.1	30.8	44.8	-31.3
% of net sales	6.5	9.1	-	8.6	5.8	8.2	-
Corporate net	9.0	15.3	-41.2	22.2	2.9	7.7	-62.3
Total	113.5	171.4	-33.8	215.3	33.7	52.5	-35.8
% of net sales	7.1	10.0	-	9.6	6.4	9.6	-

EBIT EUR million	Q1-Q3 2003	Q1-Q3 2002	Change %	2002	Q3 2003	Q3 2002	Change %
Europe	58.3	67.7	-13.9	81.1	19.1	19.3	-1.0
% of net sales	6.4	7.4	-	6.7	6.4	6.4	-
Americas	5.8	37.1	-84.4	44.0	-0.8	8.6	-109.3
% of net sales	1.3	6.7	-	6.2	-0.5	5.2	-
Asia, Oceania, Africa	10.2	18.5	-44.9	25.3	2.4	6.0	-60.0
% of net sales	4.3	7.7	-	7.8	2.9	7.6	-
Corporate net	9.0	15.3	-41.2	22.2	2.9	7.7	-62.3
Total	83.3	138.6	-39.9	172.6	23.6	41.6	-43.3
% of net sales	5.2	8.1	-	7.7	4.5	7.6	-

RONA % (12 m. roll.)

EUR million	Sep 30 2003	Dec 31 2002
Europe	9.5	10.4
Americas	4.7	8.8
Asia, Oceania, Africa	8.3	10.9

Business Segments

Net Sales

EUR million	Q1-Q3 2003	Q1-Q3 2002	Change %	2002	Q3 2003	Q3 2002	Change %
Consumer Goods	1,081.6	1,143.3	-5.4	1,485.8	355.2	367.2	-3.3
Food Service	522.7	569.1	-8.2	752.9	174.7	179.9	-2.9
Total	1,604.3	1,712.4	-6.3	2,238.7	529.9	547.1	-3.1

Intersegment sales is not significant.

EBITA

EUR million	Q1-Q3 2003	Q1-Q3 2002	Change %	2002	Q3 2003	Q3 2002	Change %
Consumer Goods	70.7	101.2	-30.1	116.5	21.3	30.4	-29.9
% of net sales	6.5	8.9	-	7.8	6.0	8.3	-
Food Service	33.8	54.9	-38.4	76.6	9.5	14.4	-34.0
% of net sales	6.5	9.6	-	10.2	5.4	8.0	-
Total	104.5	156.1	-33.1	193.1	30.8	44.8	-31.3
% of net sales	6.5	9.1	-	8.6	5.8	8.2	-
Corporate net	9.0	15.3	-41.2	22.2	2.9	7.7	-62.3
Total	113.5	171.4	-33.8	215.3	33.7	52.5	-35.8
% of net sales	7.1	10.0	-	9.6	6.4	9.6	-

EBIT

EUR million	Q1-Q3 2003	Q1-Q3 2002	Change %	2002	Q3 2003	Q3 2002	Change %
Consumer Goods	49.7	78.3	-36.5	86.6	14.3	22.8	-37.3
% of net sales	4.6	6.8	-	5.8	4.0	6.2	-
Food Service	24.6	45.0	-45.3	63.8	6.4	11.1	-42.3
% of net sales	4.7	7.9	-	8.5	3.7	6.2	-
Corporate net	9.0	15.3	-41.2	22.2	2.9	7.7	-62.3
Total	83.3	138.6	-39.9	172.6	23.6	41.6	-43.3
% of net sales	5.2	8.1	-	7.7	4.5	7.6	-

Balance sheet

EUR million	Sep 30 2003	%	Sep 30 2002	%	Dec 31 2002	%
ASSETS						
Non-current assets						
Intangible assets	608.0	25.3	672.7	26.3	652.5	25.9
Tangible assets	873.8	36.3	910.9	35.6	927.4	36.9
Investments	5.5	0.2	5.7	0.2	5.8	0.2
Interest bearing receivables	30.0	1.2	34.4	1.3	30.2	1.2
Deferred tax assets	85.1	3.5	90.5	3.5	89.5	3.6
Other non-current assets	83.5	3.5	68.9	2.7	94.2	3.8
	1 685.9	70.1	1 783.1	69.6	1 799.6	71.6
Current assets						
Inventory	289.9	12.1	309.7	12.1	284.9	11.3
Interest bearing receivables	3.4	0.1	6.9	0.2	8.8	0.3
Trade and other current receivables	404.7	16.8	445.3	17.4	401.1	16.0
Cash and marketable securities	20.5	0.9	16.9	0.7	19.7	0.8
	718.5	29.9	778.8	30.4	714.5	28.4
Total Assets	2 404.4	100.0	2 561.9	100.0	2 514.1	100.0
EQUITY AND LIABILITIES						
Shareholders' equity	772.7	32.1	835.5	32.6	805.5	32.0
Minority interest	15.3	0.6	17.6	0.7	14.9	0.6
	788.0	32.7	853.1	33.3	820.4	32.6
Non-current liabilities						
Interest bearing liabilities	397.6	16.5	360.3	14.1	425.8	16.9
Deferred tax liabilities	111.3	4.6	119.0	4.6	120.9	4.8
Provisions	104.7	4.4	107.9	4.2	114.5	4.6
Other non-current liabilities	152.7	6.4	165.5	6.5	153.5	6.1
	766.3	31.9	752.7	29.4	814.7	32.4
Current liabilities						
Interest bearing liabilities	471.1	19.6	546.1	21.3	489.8	19.5
Other current liabilities	379.0	15.8	410.0	16.0	389.2	15.5
	850.1	35.4	956.1	37.3	879.0	35.0
Total Equity and liabilities	2 404.4	100.0	2 561.9	100.0	2 514.1	100.0
Net debt	814.8	-3.9	848.2	-	857.0	-4.9
Gearing	1.03	-	0.99	-	1.04	-

Changes in shareholders' equity, EUR million

EUR million	Share Capital	Share issue premium	Treasury Shares	Translation Differencies	Fair Value and other reserves	Retained earnings	Total
TOTAL EQUITY AT 31.12.2001	86.0	343.5	0.0	76.1	0.0	369.0	874.6
-Effects of Adopting IAS 12					1.2	15.1	16.3
-Effects of Adopting IAS 17						19.3	19.3
-Effects of Adopting IAS 19						-32.8	-32.8
-Effect of Adopting IAS 36						-8.6	-8.6
-Effects of Adopting IAS 39					-3.6	-0.3	-3.9
-Other IAS movements						-2.0	-2.0
-Effects of Adopting IFRS 1				-76.1		76.1	0.0
TOTAL ADJUSTED EQUITY AT 1.1.2002	86.0	343.5	0.0	0.0	-2.4	435.8	862.9
Repurchase of Shares			-4.8				-4.8
Translation differencies				-76.7		16.7	-60.0
Cashflow Hedges					-10.5		-10.5
Available-for-Sale investments					-1.6		-1.6
Dividend						-31.6	-31.6
Net income for the period						73.4	73.4
Other changes					4.1	3.7	7.7
BALANCE AT 30.09.2002	86.0	343.5	-4.8	-76.7	-10.4	497.9	835.5
BALANCE AT 31.12.2002	344.2	85.4	-34.1	-93.5	-11.6	515.1	805.5
Repurchase of Shares			-12.4				-12.4
Translation differencies				-33.6		13.1	-20.4
Cashflow Hedges					3.1		3.1
Available-for-Sale investments					0.1		0.1
Dividend						-36.5	-36.5
Net Income for the period						35.5	35.5
Other changes					-1.8	-0.4	-2.1
BALANCE AT 30.9.2003	344.2	85.4	-46.5	-127.0	-10.2	526.8	772.7

Cash Flow Statement

EUR million	Q1-Q3 2003	Q1-Q3 2002	2002	Q3 2003	Q3 2002
Net income	**35.5**	**73.4**	**87.3**	**9.1**	**20.4**
Adjustments	146.2	149.7	196.0	47.0	43.5
Dividends from associated companies	0.7	0.5	0.8	0.3	0.5
Change in inventory	-12.5	-39.6	-22.5	5.9	-2.1
Change in non-interest bearing receivables	-25.2	-10.3	24.5	51.3	46.4
Change in non-interest bearing payables	18.1	-18.6	-43.4	-40.0	-48.7
Interest received	3.3	3.1	5.3	0.4	1.0
Interest paid	-35.7	-35.7	-50.9	-12.7	-11.8
Other financial items	-0.8	-0.4	-1.4	-0.5	-0.8
Taxes paid	-14.6	-0.6	-9.5	-2.2	0.2
CASH FLOWS FROM OPERATING ACTIVITIES	**115.0**	**121.6**	**186.1**	**58.8**	**48.6**
Capital expenditure	-67.7	-72.3	-140.2	-26.9	-27.6
Proceeds from selling other investments	0.3	1.4	1.2	0.3	-0.2
Proceeds from selling fixed assets	9.6	11.7	9.8	4.4	6.7
Acquired subsidiaries	0.0	0.0	-2.8	0.0	0.0
Taxes on structural changes	0.0	12.7	12.5	0.0	-0.4
Change in long-term deposits	0.2	0.1	4.3	0.2	0.0
Change in short-term deposits	5.4	1.6	2.0	2.4	2.6
CASH FLOWS FROM INVESTING	**-52.2**	**-44.8**	**-113.2**	**-19.7**	**-18.7**
Proceeds from long-term borrowings	652.4	151.6	701.3	297.2	593.6
Repayment of long-term borrowings	-679.4	-356.2	-833.5	-353.8	-626.2
Proceeds from short-term borrowings	1119.9	1346.2	1897.3	402.1	1180.9
Repayment of short-term borrowings	-1103.5	-1183.3	-1773.1	-385.4	-1172.3
Dividends paid	-36.5	-31.6	-31.6	0.0	0.0
Share repurchases	-14.8	-4.7	-31.7	0.0	-4.8
CASH FLOWS FROM FINANCING	**-61.9**	**-78.1**	**-71.3**	**-39.9**	**-28.8**
CHANGE IN LIQUID ASSETS	**0.8**	**-1.3**	**1.6**	**-0.8**	**1.1**
Liquid assets period start	19.7	18.2	18.2	21.3	15.8
Liquid assets period end	20.5	16.9	19.7	20.5	16.9

Other key information

	Q1-Q3 2003	Q1-Q3 2002	Change %	2002
Equity per share (EUR)	8.04	8.25	-2.7	8.26
ROE %	6.6	-	-	10.7
ROI %	6.8	-	-	10.1
ROE before amortization %	11.7	-	-	15.7
ROI before amortization %	9.2	-	-	12.4
Capital expenditure	67.7	72.3	-6.4	140.2
Personnel	15,696	16,273	-4.0	15,909
Profit before taxes EUR million (12m roll.)	74.5	-	-	124.8
Depreciation	75.5	80.5	-6.2	106.0
Amortization of goodwill and other intangibles	32.4	34.7	-6.7	45.5

Contingent liabilities

EUR million	Group	Sep 30 2003 Parent	Group	Sep 30 2002 Parent	Group	Dec 31 2002 Parent
Mortgages	15.9	14.6	8.8	0.5	16.0	14.6
Guarantee obligations						
For subsidiaries	-	701.0	-	875.9	-	791.9
For others	4.3	4.3	1.1	1.1	1.1	1.1
Lease payments	53.4	0.4	63.0	0.4	64.8	0.8

Nominal values of derivative instruments

EUR million	Sep 30 2003 Group	Sep 30 2002 Group	Dec 31 2002 Group
Currency forwards, transaction risk hedges	41	31	34
Currency forwards, translation risk hedges	55	43	70
Currency swaps, financing hedges	89	50	54
Currency options	0	5	0
Interest rate forwards and futures contracts, gross	149	42	150
Interest rate forwards and futures contracts, net	11	42	-11
Interest rate swaps	385	454	441

The following EUR rates have been applied to GBP, INR, AUD and USD

Income statement:
Average

Q1-Q3/03	GBP	1=1.449
	INR	1=0.019
	AUD	1=0.567
	USD	1=0.900
Q1-Q3/02	GBP	1=1.608
	INR	1=0.023
	AUD	1=0.596
	USD	1=1.114
2002	GBP	1=1.590
	INR	1=0.022
	AUD	1=0.576
	USD	1=1.058

Balance sheet:
Month end

Sep/03	GBP	1=1.431
	INR	1=0.019
	AUD	1=0.585
	USD	1=0.858
Sep/02	GBP	1=1.539
	INR	1=0.021
	AUD	1=0.565
	USD	1=1.003
Dec/02	GBP	1=1.537
	INR	1=0.020
	AUD	1=0.539
	USD	1=0.954

IFRS Q1-Q3 2002 COMPARISON

Income Statement EUR million	**IFRS Q1-Q3**	**FAS Q1-Q3**	**Diff.**	**IFRS Q3**	**FAS Q3**	**Diff.**
Net sales	1,712.4	1,712.4	0.0	547.1	547.1	0.0
EBITDA	254.0	255.0	-1.0	79.3	81.0	-1.7
Operating profit (EBITA)	171.4	172.4	-1.0	52.5	54.2	-1.7
EBIT	138.6	139.6	-1.0	41.6	43.3	-1.7
% of net sales	8.1	8.2	-	7.6	7.9	-
Net financial items	-36.7	-34.2	-2.5	-12.5	-11.4	-1.1
Income from associated companies	0.8	0.8	0.0	0.4	0.5	-0.1
Profit before tax	102.7	106.3	-3.6	29.5	32.3	-2.8
Taxes	-27.0	-28.5	1.5	-8.2	-9.3	1.1
Minority interest	-2.3	-5.6	3.3	-0.9	-2.0	1.1
Net income (1)	73.4	72.2	1.2	20.4	21.1	-0.7
EPS basic	0.73	0.71	-	0.21	0.20	-
EPS basic ba	1.05	1.04	-	0.31	0.32	-
EPS diluted	0.72	-	-	0.20	-	-

Regions (2)

EBITA							**EBIT**	**IFRS Q1-Q3**	**IFRS Q3**
Europe	81.0	80.9	0.1	23.7	23.9	-0.2		67.7	19.3
Americas	52.0	51.9	0.1	13.5	14.9	-1.4		37.1	8.6
Asia, Oceania, Africa	23.1	23.5	-0.4	7.6	7.7	-0.1		18.5	6.0
Unallocated corporate net	15.3	16.1	-0.8	7.7	7.7	0.0		15.3	7.7
Total	171.4	172.4	-1.0	52.5	54.2	-1.7	Total	138.6	41.6

Business Segments (2)

Net sales						
Consumer Goods	1,143.3	980.6	162.7	367.2	315.0	52.2
Food Service	569.1	731.8	-162.7	179.9	232.1	-52.2
Total	1,712.4	1,712.4	0.0	547.1	547.1	0.0

EBITA							**EBIT**	**IFRS Q1-Q3**	**IFRS Q3**
Consumer Goods	101.2	82.8	18.4	30.4	25.5	4.9		78.3	22.8
Food Service	54.9	73.5	-18.6	14.4	21.0	-6.6		45.0	11.1
Unallocated corporate net	15.3	16.1	-0.8	7.7	7.7	0.0		15.3	7.7
Total	171.4	172.4	-1.0	52.5	54.2	-1.7	Total	138.6	41.6

Balance sheet EUR million	**IFRS Sep 30/02**	**FAS Sep 30/02**	**Diff.**
Assets			
Intangible assets (3)	672.7	671.6	1.1
Tangible assets (4)	910.9	923.5	-12.6
Investments (5)	5.7	6.3	-0.6
Inventory (6)	309.7	310.4	-0.7
Interest bearing receivables (7)	41.3	11.6	29.7
Other receivables (8)	604.7	546.3	58.4
Cash and marketable securities (9)	16.9	21.6	-4.7
	2,561.9	2,491.3	70.6
Equity and liabilities			
Shareholders' equity (10)	835.5	856.0	-20.5
Minority interest (11)	17.6	80.3	-62.7
Interest bearing liabilities (12)	906.4	840.9	65.5
Other liabilities (13)	802.4	714.1	88.3
	2,561.9	2,491.3	70.6

Key financial ratios	**IFRS Sep 30/02**	**FAS Sep 30/02**
Net debt	848.2	807.7
Gearing	0.99	0.86

MAIN CHANGES TO ACCOUNTING PRINCIPLES AND PRESENTED NUMBERS (IFRS VS. FAS)

1. Net Income

Reconciliation of Net Income from FAS to IFRS
EUR million

	Q1-Q3 2002	Q1-Q4 2002
Net income according FAS	**72.2**	**88.3**
Effects of Adopting		
IAS 12 Income taxes	1.4	0.9
IAS 19 Employee benefits	1.1	-0.1
IAS 39 Financial intruments	-0.6	-1.0
Other IAS movements (inventories, leases, provisions etc.)	-0.7	-0.8
Total IFRS-restatement	1.2	-1.0
Net income according IFRS	**73.4**	**87.3**

2. Segment reporting

Geographical regions – Europe, Americas and Asia-Oceania-Africa - have been defined as the primary segments for IFRS segment reporting. The Food Service and Consumer Goods business segments are secondary segments. Goodwill and the related amortization expense have been allocated to geographical regions as well as to business segments in accordance with allocation principles and reporting requirements in IAS 14 Segment Reporting.

Restatement of Business Segments

Closer review of secondary segment characteristics has led to restatement of the majority of Fresh Foods rigid products as well as the majority of Molded Fiber products from Food Service to Consumer Goods.

3. Intangible Assets

Increases in intangible assets derive from reclassification of land use right and certain software from tangible to intangible assets in the opening IFRS balance sheet.

Impairment

The carrying amounts of assets are assessed to determine whether there is any indication of impairment. If indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use. An impairment loss for certain unusable software licenses has been booked in the opening balance sheet as a result of this testing.

In accordance with the First-Time Adoption standard all goodwill has been tested for impairment at the date of transition to IFRS. This testing has not resulted in any impairment losses in the opening IFRS balance sheet.

4. Tangible Assets

Leases

In accordance with IAS 17 Leases' criteria for finance leases, a number of lease contracts have been classified as finance leases in IFRS. In finance leases the assets and accumulated depreciation are included in fixed assets and the associated obligations are included in interest bearing liabilities. When a group company is the lessor, the discounted future lease payments are booked as interest bearing receivables and the property that has been leased out is removed from tangible assets. Lease payments under finance leases are divided into interest expense or interest income and installment payment of liability or receivable. Rental payments under operating leases are charged to the income statement.

Assets financed with leasing contracts that are defined as a finance leases under IAS 17 have been capitalized and are depreciated at the rates stated in Huhtamaki's policy on property, plant and equipment.

Impairment

The carrying amounts of assets are assessed to determine whether there is any indication of impairment. If an indication is detected, the recoverable amount is estimated as the higher of the net selling price and the value in use. An impairment loss has been recognized in the opening IFRS balance sheet for a production line in Americas where the carrying amount exceeded the recoverable amount.

In addition the changes in tangible assets include reclassifications from tangible to intangible assets (see note 3) and reversal

of previously capitalized FX gains/losses. Revaluations in certain property values that had been recognized in FAS have been reversed from the IFRS balance sheet.

5. Investments

Financial Instruments – Available-for-sale assets

Publicly traded shares are recognized at fair value, which is based on quoted market prices at the balance sheet date. In FAS reporting these instruments have been recognized at historical cost. Gains or losses arising from changes in fair value are recognized directly in equity until the financial asset is sold or otherwise disposed, at which time the cumulative gain or loss is included in the income statement. If the assets are impaired, the impairment loss is included in the income statement.

6. Inventory

Changes in inventory arise from adjustments to obsolete inventory reserves as well as from reclassification of major spare parts from inventory to tangible assets.

7. Interest bearing receivables

The differences in interest bearing receivables are attributed to reclassification of leased assets under finance leases from tangible assets to interest bearing receivables as of the transition date (see note 4).

8. Other receivables

Changes in other receivables arise from movements in employee benefit assets, deferred tax assets, bad debt reserves and due to offsetting.

Offsetting

Under IAS 1 Presentation of Financial Statements assets and liabilities or income and expenses should not be offset unless offsetting is specifically allowed in another standard. Therefore in the IFRS balance sheet certain insurance contracts are recognized on both sides of the balance sheet instead of using offsetting under FAS. Also employee benefit plans within a country that previously had been netted to one side of the balance sheet are now shown separately plan-by-plan either in assets or in liabilities.

Deferred taxes

Deferred tax assets and liabilities are recognized, using the liability method, for all temporary differences arising from the difference between the tax basis of assets and liabilities and their carrying values for IFRS reporting purposes. In the determination of deferred income tax the enacted tax rate is used.

Principal temporary differences arise from property, plant and equipment, untaxed reserves, tax losses carried forward, financial instruments and defined benefit pension plans. Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the asset can be utilised.

Employee benefits

The Group companies have various pension plans in accordance with local conditions and practices throughout the world. The plans are classified as either defined contribution plans or defined benefit plans.

The contributions to defined contribution plans are charged to income statement in the year to which they relate. The present value of the obligation of defined benefit plans is determined using the projected unit credit method and the plan assets at fair value at the measurement date.

In calculating the Group's obligation with respect to a plan, the extent to which the cumulative unrecognized actuarial gain or loss exceeds the greater of the present value of the defined benefit obligation and the fair value of plan assets by more than 10% is identified. That excess portion is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized. At the date of transition all unrecognized actuarial gains and losses have been recognized.

9. Cash and marketable securities

Treasury shares

The company purchased its own shares during Q4 2002 and Q1 2003. In IFRS financial statements these treasury shares are deducted from equity at the transaction date. In FAS reporting purchased shares have been reported in marketable securities and as a separate component of equity until the shares are invalidated.

10. Shareholders' equity

Reconciliation of Equity from FAS to IFRS
EUR million

	Dec 31/01	Sep 30/02	Dec 31/02
Equity according FAS	**874.6**	**856.0**	**857.7**
Effects of Adopting			
IAS 12 Income taxes	16.3	21.5	21.0
IAS 17 Leases	19.3	16.3	15.2
IAS 19 Employee benefits	-32.8	-31.2	-31.9
IAs 32 Treaury shares		-4.8	-34.1
IAS 39 Cash flow hedge reserve	-3.9	-16.0	-17.8
IAS 36 Impairment			
Intangible Assets	-4.9	-4.9	-4.9
Tangible Assets	-3.7	-3.3	-3.1
Other IAS movements (inventories, provisions etc.)	-2.0	1.9	3.4
Total IFRS restatement	-11.7	-20.5	-52.2
Equity according IFRS	**862.9**	**835.5**	**805.5**

Financial Instruments - hedging
The fair value and cash flow hedges have to meet documentation and effectiveness criteria as defined in IAS 39 Financial Instruments: Recognition and Measurement, in order to qualify for accounting treatment under hedge accounting rules. Where these criteria have been met, changes in the effective parts of fair value of the hedge are recorded in equity; otherwise the fair value changes are recorded in the income statement.

Hedge accounting is applied for interest rate swaps and on foreign exchange hedges on commercial exposure.

11. Minority interest

IFRS adjustments are incorporated also into accounts of subsidiaries that are partially owned by external parties. This has resulted in changes that affect the equity of such subsidiaries. Accordingly the Group's minority interest account has been adjusted by such changes.

Reclassification of preferred shares from minority interest to debt
The preference shares in a German subsidiary, which have been reported as minority interest in FAS reporting, have been reclassified as debt in the IFRS opening balance sheet. These shares amounting to EUR 64 million were converted into an equal amount of external debt in December 2002.

12. Interest bearing liabilities

The change is attributed to loans payable from finance leases (See note 4) as well as from reclassification of preferred shares from minority interest to debt (see note 11).

13. Other liabilities

Movements in pension and other employee benefit liabilities, deferred tax liabilities and offsetting (See note 8) resulted in this change.

HUHTAMAKI
TAKING PACKAGING FURTHER
Huhtamäki Oyj
Länsituulentie 7, 02100 ESPOO, Finland
Tel +358 9 686 881
Fax +358 9 660 622
www.huhtamaki.com